SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: Nov. 6, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS THIRD QUARTER RESULTS

Hsinchu, Taiwan, November 7, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2006. All U.S. dollar figures in this release are based on the exchange rate of NT$33.10 against US$1.00 as of September 29, 2006.

Under ROC GAAP, net revenue for the third quarter of 2006 was NT$5,312.5 million or US$160.5 million, an increase of 38.5% from NT$3,836.3 million or US$115.9 million for the same period in 2005 and an increase of 11.3% from NT$4,774.7 million or US$144.3 million in the second quarter of 2006. On a consolidated basis, the gross margin under ROC GAAP for the third quarter of 2006 was 28.3%, compared to 25.3% for the same period in 2005 and 28.5% for the second quarter of 2006. Under ROC GAAP, net income for the third quarter of 2006 was NT$481.5 million or US$14.6 million, and NT$7.00 or US$0.21 per common share, compared to net income of NT$203.7 million or US$6.1 million, and NT$3.01 or US$0.09 per common share, for the same period in 2005 and net income of NT$316.4 million or US$9.6 million, and NT$4.62 or US$0.14 per common share, for the second quarter of 2006. Under US GAAP, net income for the third quarter of 2006 was NT$555.6 million or US$16.8 million, and NT$8.08 or US$0.24 per common share.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2006 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

On October 18, 2006, noteholders converted US$7,000,000 in aggregate principal amount of its 1.75% Convertible Senior Notes due 2009 (the “Notes”) into 1,114,649 common shares pursuant to the Company’s induced conversion offer, dated October 17, 2006. Pursuant to the induced conversion offer, the Company paid approximately US$490,000 to the converting noteholders.

In addition, on November 3, 2006, the Company repurchased US$6,300,000 in aggregate principal amount of the Notes pursuant to the noteholders’ put option under the Indenture (the “Indenture”), dated as of November 3, 2004, between the Company and The Bank of New York, as trustee. Under the Indenture, each noteholder had the right to require the Company to repurchase on November 3, 2006 such noteholder’s Notes at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. After November 3, 2006, noteholders may require the Company repurchase the Notes only upon the occurrence of certain fundamental changes.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Revenue in the third quarter came in better than the high end of our prior guidance. This reflects the continued demand strength in memory testing, and memory and mixed-signal assembly. DDR II and DRAM demand remains robust. We are also encouraged by the recovery in TCP (Tape Carrier Package)/COF (Chip On Film) assembly and testing business that started in August. We expect the utilization rate for TCP/COF will remain above 90% for the coming months. We are also encouraged by the growth of our flash business. We expect continued growth in this segment based on customer order indications and new programs ramping.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We achieved a gross margin above 28% for the second quarter in a row. While we remain financially conservative, our strong balance sheet and credit lines provide us with the flexibility to strategically invest in customer programs that are capable of meeting our growth requirements. As a result, capital expenditures were US$112.4 million in the third quarter. It was necessary that we accelerated our capital expenditures in the third quarter given customer demand levels for flash and DDR II testing. Our plan is to reduce our annual capex level by 30% to 40% in 2007 given the fact that we believe we will have adequate capacity in place to support our customers and their program ramps. This will allow ChipMOS to focus on margin expansion and revenue growth, while also improving our cash flow.”

Selected Operation Data for Third Quarter 2006

• Revenue by segment
Testing	Assembly	LCD Driver
46%	34%	20%
• Utilization by segment
Testing	Assembly	LCD Driver (TCP/COF, COG, Bumping)	Overall
86%	81%	71%(76%, 67%, 40%)	81%
• CapEx by segment
Testing	Assembly	LCD Driver
89%	10%	1%
• Depreciation and amortization expenses
3rd Quarter		2nd Quarter
US$44.4 million		US$39.0 million

Fourth Quarter 2006 Outlook

Based on current customer forecasts and market conditions, ChipMOS currently expects revenue for the fourth quarter of 2006 will be in the range of approximately US$168 million to US$172 million, which would represent sequential growth of approximately 5% to 7% compared to the third quarter of 2006. After considering the effect of exchange rates, we currently expect the revenue for full year 2006 will fall in the range of US$595 million to US$615 million. The Company currently expects gross margin on a consolidated basis for the fourth quarter of 2006 to be in the range of approximately 26% to 29%, reflecting the change in product mix, pricing pressure from DRAM assembly and LCD driver business and higher depreciation costs related to capacity that was brought online in the second and the third quarters of 2006.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2006 results on Monday, November 6, 2006 at 7:00PM ET (8:00AM, November 7, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 217202.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended September 30, 2006 and 2005

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended September 30		9 months ended September 30		3 months ended September 30
	2006	2005	2006	2005	2006
	USD	USD	USD	USD	USD
Net Revenue	160.5	115.9	436.7	330.2	160.5
Cost of Revenue	115.1	86.6	308.6	251.6	115.3

Gross Profit	45.4	29.3	128.1	78.6	45.2

Operating Expenses
Research and Development	1.8	2.1	5.7	5.8	1.8
Sales and Marketing	0.8	1.0	2.4	2.5	0.8
General and Administrative	6.1	6.5	17.5	16.8	7.5

Total Operating Expenses	8.7	9.6	25.6	25.1	10.1

Income from Operations	36.7	19.7	102.5	53.5	35.1

Non-Operating Expenses, Net	(4.2)	(4.1)	(6.1)	(14.0)	(0.6)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	32.5	15.6	96.4	39.5	34.5

Income Tax Expense	(4.1)	(1.9)	(12.8)	(3.6)	(4.0)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	28.4	13.7	83.6	35.9	30.5
Cumulative Effect of Changes in Accounting Principles	—	—	0.1	—	—

Minority Interests	(13.8)	(7.6)	(36.8)	(18.4)	(13.7)
Interest in Bonuses Paid by Subsidiaries	—	—	(4.5)	(3.8)	—

Net Income	14.6	6.1	42.4	13.7	16.8

Earnings Per Share -Basic	0.21	0.09	0.62	0.20	0.24

Shares Outstanding (in thousands)-Basic	68,787	67,642	68,407	67,489	68,787

Note: (1) All U.S. dollar figures in this release are based on the exchange rate of NT$33.1 against US$1.00 as of September 29, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended September 30, 2006 and 2005

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended September 30		9 months ended September 30		3 months ended September 30
	2006	2005	2006	2005	2006
	NTD	NTD	NTD	NTD	NTD
Net Revenue	5,312.5	3,836.3	14,454.3	10,931.1	5,312.5
Cost of Revenue	3,811.2	2,865.2	10,216.0	8,328.2	3,815.7

Gross Profit	1,501.3	971.1	4,238.3	2,602.9	1,496.8

Operating Expenses
Research and Development	60.0	70.5	190.1	193.4	60.0
Sales and Marketing	26.8	31.8	79.4	81.9	26.8
General and Administrative	202.0	216.0	577.7	557.0	247.1

Total Operating Expenses	288.8	318.3	847.2	832.3	333.9

Income from Operations	1,212.5	652.8	3,391.1	1,770.6	1,162.9

Non-Operating Expenses, Net	(140.0)	(135.2)	(201.0)	(462.9)	(21.0)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	1,072.5	517.6	3,190.1	1,307.7	1,141.9

Income Tax Expense	(135.4)	(62.9)	(424.8)	(118.2)	(133.0)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	937.1	454.7	2,765.3	1,189.5	1,008.9

Cumulative Effect of Changes in Accounting Principles	—	—	3.3	—	—

Minority Interests	(455.6)	(251.0)	(1,219.6)	(610.0)	(453.3)

Interest in Bonuses Paid by Subsidiaries	—	—	(149.5)	(127.1)	—

Net Income	481.5	203.7	1,399.5	452.4	555.6

Earnings Per Share -Basic	7.00	3.01	20.46	6.70	8.08

Shares Outstanding (in thousands)-Basic	68,787	67,642	68,407	67,489	68,787

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of September 30, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Sep-06	Jun-06	Dec-05	Sep-06	Jun-06	Dec-05
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	172.6	113.2	139.2	172.6	113.2	139.2
Financial Assets at Fair Value Through Profit or Loss	15.8	6.1	5.6	15.8	6.1	5.7
Available-for-Sale Financial Assets	0.0	—	—	0.0	—	—
Accounts and Notes Receivable	152.8	129.6	120.1	152.8	129.6	120.1
Inventories	25.1	25.8	19.0	25.1	25.8	19.0
Other Current Assets	14.3	17.6	19.7	14.3	17.6	19.7

Total Current Assets	380.6	292.3	303.6	380.6	292.3	303.7

Long-term Investments	10.5	10.5	12.2	10.5	10.5	11.7

Property, Plant & Equipment-Net	855.8	785.4	616.9	852.5	782.4	614.5
Intangible Assets	14.3	11.3	9.9	14.3	11.3	9.9
Other Assets	16.3	16.1	16.9	15.9	15.7	16.5

Total Assets	1,277.5	1,115.6	959.5	1,273.8	1,112.2	956.3

LIABILITIES
Current Liabilities	319.8	277.7	237.4	314.9	276.8	243.2
Long-term Liabilities	298.6	216.5	134.0	307.2	216.5	134.0
Other Liabilities	12.3	10.6	11.3	11.2	9.5	10.4

Total Liabilities	630.7	504.8	382.7	633.3	502.8	387.6

Minority Interests	248.6	239.3	238.0	248.1	238.9	233.9

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7	0.7	0.7
Option Warrants	4.3	2.5	3.1	14.7	4.9	3.1
Deferred Compensation	(2.0)	(0.3)	(0.6)	(10.5)	(2.0)	(0.6)
Capital Surplus	284.1	275.3	269.4	264.3	263.8	257.9
Retained Earnings	108.7	94.2	66.5	120.8	104.0	73.9
Cumulated Translation Adjustments	2.4	(0.9)	(0.3)	2.4	(0.9)	(0.3)
Unrealized Gain (Loss) on Financial Instruments	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	0.1

Total Equity	398.2	371.5	338.8	392.4	370.5	334.8

Total Liabilities & Shareholders’ Equity	1,277.5	1,115.6	959.5	1,273.8	1,112.2	956.3

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$33.1 against US$1.00 as of September 29, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of September 30, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Sep-06	Jun-06	Dec-05	Sep-06	Jun-06	Dec-05
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,711.8	3,747.8	4,607.0	5,711.8	3,747.8	4,607.0
Financial Assets at Fair Value Through Profit or Loss	521.7	203.3	186.1	521.7	203.3	189.2
Available-for-Sale Financial Assets	1.1	—	—	1.1	—	—
Accounts and Notes Receivable	5,058.7	4,290.6	3,974.9	5,058.7	4,290.6	3,974.9
Inventories	831.6	853.5	627.5	831.9	853.8	627.7
Other Current Assets	474.5	580.9	651.4	474.4	580.9	651.4

Total Current Assets	12,599.4	9,676.1	10,046.9	12,599.6	9,676.4	10,050.2

Long-term Investments	346.8	346.0	404.1	346.8	346.0	387.1

Property, Plant & Equipment-Net	28,327.3	25,997.2	20,420.1	28,220.1	25,899.3	20,340.9
Intangible Assets	471.8	374.2	327.1	471.8	374.2	327.1
Other Assets	538.4	531.7	559.8	525.7	519.3	548.3

Total Assets	42,283.7	36,925.2	31,758.0	42,164.0	36,815.2	31,653.6

LIABILITIES
Current Liabilities	10,585.3	9,191.9	7,857.5	10,424.8	9,163.0	8,049.2
Long-term Liabilities	9,882.2	7,166.2	4,433.9	10,168.2	7,166.2	4,433.9
Other Liabilities	407.0	349.5	374.7	369.3	314.1	345.0

Total Liabilities	20,874.5	16,707.6	12,666.1	20,962.3	16,643.3	12,828.1

Minority Interests	8,227.8	7,921.7	7,878.1	8,212.7	7,908.8	7,740.7

SHAREHOLDERS’ EQUITY
Capital Stock	22.6	22.5	22.2	22.6	22.5	22.2
Option Warrants	142.1	83.7	104.0	487.1	162.5	104.0
Deferred Compensation	(65.2)	(11.1)	(18.8)	(347.1)	(66.9)	(18.8)
Capital Surplus	9,403.4	9,112.2	8,917.1	8,749.8	8,732.5	8,537.3
Retained Earnings	3,600.3	3,118.8	2,200.8	3,998.3	3,442.7	2,445.9
Cumulated Translation Adjustments	79.4	(29.0)	(10.3)	79.5	(29.0)	(10.3)
Unrealized Gain (Loss) on Financial Instruments	(1.2)	(1.2)	(1.2)	(1.2)	(1.2)	4.5

Total Equity	13,181.4	12,295.9	11,213.8	12,989.0	12,263.1	11,084.8

Total Liabilities & Shareholders’ Equity	42,283.7	36,925.2	31,758.0	42,164.0	36,815.2	31,653.6